Largo Inc.

199 Bay Street, Suite 5300

Commerce Court West

Toronto, Ontario MSL 1B9

Canada

October 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Corey Jennings

Re:	Largo Inc.
Withdrawal of Registration Statement on Form F-10
File No. 333-295695

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Largo Inc. (the "Company") hereby respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form F-10 (File No. 333-295695) together with all exhibits and amendments thereto (collectively, the "Registration Statement") filed with the Commission on May 8, 2026. The Registration Statement has not become effective.

The Company requests that the Registration Statement be withdrawn because the Company has determined not to proceed with an offering of securities under the Registration Statement. The Company believes that such withdrawal is consistent with the public interest and the protection of investors. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact the Company's U.S. legal counsel, Thomas M. Rose of Troutman Pepper Locke LLP, by email at Thomas.Rose@Troutman.com or by telephone at (757) 687-7715.

Sincerely,

LARGO INC.

By:	/s/ Alberto Arias
Name:	Alberto Arias
Title:	Co-Chief Executive Officer

Cc:	Thomas M. Rose, Troutman Pepper Locke LLP
Shona Smith, Troutman Pepper Locke LLP
Darin Renton, Stikeman Elliott LLP